NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities - The Company became a registered broker-dealer in November 2009 with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity – These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the assets, liabilities, revenues or expenses of the Company's sole member.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $4,524 for the year ended December 31, 2016.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2016.

The Company's federal and various state income tax returns for 2013 through 2015 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Commissions and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expenses were $14,987 for the year ended December 31, 2016.

Goodwill – Cost of investments in purchased companies in excess of the underlying fair value of net assets at dates of acquisition are recorded as goodwill, and assessed annually for impairment. If considered impaired, goodwill will be written-down to fair value, and a corresponding impairment loss will be recognized. The fair value impairment loss for the year ended December 31, 2016 was $8,894. Goodwill was fully amortized as of December 31, 2016.

Subsequent Events - The Company has evaluated events or transactions through February 24, 2017, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH:

The Company maintains combined account balances of $105,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2016, those underlying balances have been classified accordingly in the accompanying statement of financial condition.

NOTE 3 – CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances. All non-interest-bearing cash balances were fully insurable by FDIC at December 31, 2016.

NOTE 4 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance. The Company's minimum required net capital was $29,684 at December 31, 2016.

At December 31, 2016 the Company's net capital was $238,308 which was $208,624 in excess of its minimum required net capital requirement.

NOTE 5 – RETIREMENT PLAN:

The Company has a deferred compensation 401(k) plan covering substantially all employees whom meet certain eligibility requirements. For the year ended December 31, 2016, the Company's contribution of the 401(k) plan was $27,271.

NOTE 6 - RELATED PARTY TRANSACTIONS:

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2016 was $61,833.

NOTE 7 – STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

For the year ended December 31, 2016, Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.